OTTO E. SORENSEN, PARTNER
DIRECT DIAL NUMBER  619.699.2534
DIRECT FAX NUMBER  619.645.5324
EMAIL ADDRESS  osorensen@luce.com


September 24, 2004

                                                                  27683-00001

VIA FACSIMILE (202) 942-9533


Ms. Song P. Brandon
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3-9
Washington, DC 20549

Re:      Protalex, Inc.
         Preliminary Proxy Statement on Schedule 14-A, Filed September 14, 2004 File Number: 0-28385

Dear Ms. Brandon:

Thank you for your prompt attention to the above-referenced filing. In response to your comments, I enclose revised preliminary proxy materials of Protalex, Inc., which have been marked to show changes. These revised proxy materials have been filed on Edgar, as has this correspondence.

The additional information that has been included in the enclosed material is as follows:

1. The description of eligible participants in the 2003 Plan has been clarified in the first paragraph of the section which describes the 2003 Plan.

2. The second paragraph of the description of the 2003 Plan now contains a description of the dilution of the outstanding shares represented by the common stock underlying the options which may be granted under the 2003 Plan.

3. The third paragraph of the section of the Proxy dealing with the description of the 2003 Plan clarifies that both non-statutory and incentive options may be granted under the 2003 Plan.

4. The fourth paragraph of the description of the 2003 Plan deals with the transferability of options issued under the 2003 Plan.

Ms. Song P. Brandon
September 24, 2004
Page 2

5. The fifth paragraph of the description of the 2003 Plan describes the authority of the Board of Directors to amend the 2003 Plan.

Also, in conformance with Item 10 of Schedule 14A, I have included a description of the federal income tax consequences of the adoption of the 2003 Plan and the granting and exercise of options thereunder. Also in conformance with Item 10 of
Schedule 14A, a section has been included in the Stock Option Plan proposal which deals with options which have been granted under the 2003 Plan subject to shareholder approval.

Very truly yours,

/s/ Otto E. Sorensen
-------------------------------------------
Otto E. Sorensen
of Luce, Forward, Hamilton & Scripps LLP

OES/rs
Encls.

2001222.1